SAFER SHOT, INC.
                             1658 East 5600 South
                           Salt Lake City, UT 84121




April 16, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")
     Comment Letter Dated March 17, 2010
     Form 10-K FYE September 30, 2009
     Filed January 15, 2010 and amended January 27, 2010
     File No. 0-28769

Dear Mr. Reynolds:

We are responding to comments contained in the Staff letter, dated March 17, 2010, addressed to Mr. John Lund, the Company's President, with respect to the Company's filing of Form 10K for the FYE September 30, 2010.

The Company has replied below on a comment by comment basis, with each response numbered to relate to the corresponding Comments in your letter (the "Comments"). In view of the Comments and the Company's responses set forth below, the Company is in the process of amending the above referenced annual report accordingly.

                                General

Management held the special meeting of February 25, 2010 under Nevada Revised Statues paragraphs 78.310, 78.320, 78.325 and the bylaws of the company. It is believed that compliance with state laws are the overriding considerations for conducting necessary business for the company.

An annual meeting has been scheduled for April 30, 2010 after previously filing Form PRE 14A on March 27, 2010 and FORM DEF 14A on April 14, 2010 in accordance with state law and proxy rules referred to in your letter dated March 17, 2010.


PART I
ITEM 1. DESCRIPTION OF BUSINESS, page 3

Paragraph 2 - The original agreement with Mr. Yehuda Meller was disclosed and attached as an exhibit to an 8K filed January 16, 2006. The second agreement referred to as amended was filed as an exhibit to an 8K filed June 25, 2007.

Paragraph 3 - The company will revise its disclosure on patent applications and technology transfer agreement.

Paragraph 4 - The agreement did not contain the term amended in its title. It was attached as an exhibit to an 8K on June 25, 2007.

Paragraph 5 - The company is a shell company as defined by the SEC.   It is a
development stage company as defined by SAFS #7. The company established a business plan to develop a non-lethal weapon. The Company's current management is determining whether to continue pursuing this business plan or abandon it. The reference to trading markets will be removed.

John Reynolds
Securities and Exchange Commission
April 16, 2010
Page 2

PART III
ITEM 11. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT
PRINCIPAL SHAREHOLDERS, page 8

Paragraph 6 - Addresses of beneficial owners will be added.


ITEM 13. EXHIBITS, AND REPORTS ON FORM 8-K, page 9

Paragraph 7 - Copy of January 29, 2008 loan agreement will be included as exhibit. Item 13 will be revised.


Exhibits 31

Paragraph 8 - Certifications will be revised to remove references to small business issuer.


ITEM 14. CONTROLS AND PROCEDURES, page 10
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Paragraph 9 - Date will be corrected.


EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Paragraph 10 - The company's management concluded that disclosure controls were not effective since the company had late filings. This did not affect the effectiveness of the company's internal control over financial reporting.


SIGNATURES, page 11

Paragraph 11 - Signatures page to be amended per General Instruction D.


Report of Independent Registered Public Accounting Firm, F-1

Paragraph 12 - The company is working with its auditors to include all financial periods required.

Paragraph 13 - Date of audit report will be changed.


BALANCE SHEET, F-2

Paragraph 14 - The net fixed assets are molds that are in the process of being completed. They have not been placed in production and therefore no depreciation has been recorded. The company does not currently have any assets to depreciate nor has it had any for the past two years. Therefore no depreciation has been recorded for those periods.

NOTES TO FINANCIAL STATEMENTS
NOTE 7 - CONTINGENCIES, page F-10

Paragraph 15 - The common stock was issued at par value for cash received in the exercise of options. The board of directors reversed the options resolution and canceled the stock issue of 2,145,140 shares in the first quarter of 2008. The dollar amount contested is $2,145. The cancelation has not been completed due to changes in management and funding.

John Reynolds
Securities and Exchange Commission
April 16, 2010
Page 3

NOTE 8 - NOTES PAYABLE, page F-10

Paragraph 16-The notes payable footnote will be revised to comply with request.


Note 9 - PREPAID FINANCING, page F-10

Paragraph 17 - There were two instruments, one made late in 2006 and the other in May 2007. A Black-Scholes analysis was made to determine both the derivative liabilities and the prepaid liabilities related to the two notes
payable.   The derivative liabilities were recorded for the year ending
September 30, 2007. They were written off as the stock price fell below the strike price. The market price is still below the strike price. One of the notes was converted in 2009. The other one is still outstanding but will be partially converted during the current quarter.

The prepaid financing was recorded based on a Black-Scholes analysis of the prepaid financing value. This value was determined to be $500,000. Management elected to amortize the prepaid financing over 10 years on a straight-line basis.

The other comprehensive income is comprised of two parts. A former board of directors authorized options for 5,000,000 shares of stock. Based on the market price of the stock and the exercise price of the options, other comprehensive expense in the amount of $1,250,000 was recorded for fiscal year 2007. Due to a new board's reversal of this resolution, $1,250,000 was taken into other comprehensive income. The balance of $99,136 is a combination of the related write-off of derivative liability for the options and closing the company's former office.


                          Closing Comments

The company is responsible for the adequacy and accuracy of the disclosure in the filing.

The company understands that any staff comments or changes to disclosure in response to staff comments do not fore close the Commission from taking any action with respect to the filing.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Slayton of the audit committee (702-366-0644) with any questions, suggestions or revisions. Per his conversation with the Commission on March 29th, 2010, we are waiting for your review of our response to complete the amended 10K.

Sincerely,

   /s/John Lund
---------------------------------
     John Lund
     President